Exhibit (a)(9)

Avanir Pharmaceuticals, Inc.

30 Enterprise, Suite 400

Aliso Viejo, CA 92656

December 12, 2014

Dear Stockholder:

We are pleased to inform you that, on December 1, 2014, Avanir Pharmaceuticals, Inc. (“Avanir”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Otsuka Pharmaceutical Co., Ltd. (“Parent”) and Bigarade Corporation, a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on December 12, 2014 a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (the “Company Shares”), at a price per Share of $17.00, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Avanir, with Avanir surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Company Share then outstanding (other than Company Shares (i) owned by Parent, Purchaser or the Company or any wholly owned subsidiary of Parent, Purchaser or the Company or (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

The Board of Directors of Avanir (the “Company Board”) unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and approved the Offer, the Merger, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Avanir’s Solicitation/Recommendation Statement on Schedule 14D-9, the Company Board recommends that Avanir’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

Accompanying this letter is a copy of Avanir’s Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at midnight New York City time, at the end of the day on January 12, 2015, unless extended.

Sincerely,

Keith Katkin

President and Chief Executive Officer